Filed by Western Sizzlin Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  ITEX Corporation
Registration No. 333-148349

On December 27, 2007, Western Sizzlin Corporation issued the following press release:

WESTERN SIZZLIN CORPORATION COMMENCES EXCHANGE OFFER FOR ITEX CORPORATION

Offer Currently Valued at $1.19 Per ITEX Share

Offer Represents a 24% Premium

ROANOKE, Va., Dec. 27 /PRNewswire-First Call/ – Western Sizzlin Corporation (OTC Bulletin Board: WSZL) today announced that it has commenced an exchange offer for all outstanding shares of ITEX Corporation (OTC Bulletin Board: ITEX).  The exchange ratio for the offer is .06623 shares of Western common stock for each outstanding share of ITEX common stock.  Following completion of the exchange offer, Western intends to consummate a second-step merger in which each remaining share of ITEX common stock would be converted into the right to receive the same number of Western shares as paid in the exchange offer.

On December 26, 2007, the closing price of a share of Western common stock was $18.00, whereas the closing price of a share of ITEX common stock was $0.96.  Based on these closing prices and the exchange ratio in the offer, the Western offer has a value of $1.19 per ITEX share and a total transaction value of over $21 million.  This figure represents a 24% premium over ITEX’s closing share price on December 26, 2007, a 38% premium over ITEX’s six-month average closing share price through December 26, 2007 and a 48% premium over ITEX’s one-year average closing share price through December 26, 2007.  Western has applied to have its common stock listed on the Nasdaq Capital Market.

Western seeks to acquire ITEX because it believes all stockholders will benefit for the following reasons:

1)
Intrinsic Value and Capital Allocation. Western’s holding company structure would allow surplus cash generated by its subsidiaries, including ITEX, to be channeled to the parent for reallocation in pursuit of attaining high risk-adjusted returns. Furthermore, as ITEX’s parent, Western could provide financing, on an opportunistic basis, which could be applied toward acquiring other barter businesses. Western’s objective is to maximize its intrinsic business value per share over the long term.

2)
Cost Savings. The elimination of redundant public company costs, Western believes, would eventuate into material savings in expenses. Western believes the reduction of expenses would increase cash flows, representing, in turn, a discernible basis for a higher valuation for the combined company.

3)
Opportunities. Western believes there are significant possibilities to increase ITEX’s bartering transactions through Western’s other subsidiaries as well as through the businesses Western may purchase in the future.

In addition to these three main reasons, Western also believes that its acquiring ITEX would result in a larger combined market capitalization, which along with the anticipated listing on the Nasdaq Capital Market would enhance liquidity and reduce transaction costs for stockholders wishing to enter or exit the stock.  ITEX is currently quoted on the OTC Bulletin Board.   Pro forma for the transaction, Western would have had a market capitalization today of approximately $70 million.

Most importantly, Western is proposing to issue its common stock to ITEX stockholders in the offer to allow them to participate in the growth and opportunities of the combined company. Western believes that joining the companies would improve the diversity of operations, earning power, and reinvestment of cash flows for growth. Accordingly, Western believes that the combination of Western and ITEX would have significant long-term benefits because two entities would increase intrinsic business value per share for stockholders at a higher rate than they could separately.

Western believes the holding company structure, such as the one at Western, is ideal for businesses like ITEX’s because capital allocation responsibility is separated from the authority to make operating decisions. Thus, management of a subsidiary can focus on overseeing day-to-day operations, whereas management of Western can focus on allocating capital. Western intends to operate ITEX’s business, including its broker network and member businesses, in the manner in which it is currently conducted following the consummation of the transaction.  Western believes its business model and financial resources would construct an optimal platform to create value for long-term stockholders.

About The Exchange Offer

The exchange offer is conditioned upon, among other things, the registration statement for the issuance of Western shares in the exchange offer being declared effective by the Securities and Exchange Commission; 60% of ITEX’s shares being validly tendered in the exchange offer and not withdrawn; Western being satisfied in its reasonable discretion that the Nevada anti-takeover statutes will not be applicable; the expiration or termination of any waiting periods under applicable antitrust laws; the receipt of all required consents under the terms of ITEX’s debt agreements; the listing of Western’s common stock on Nasdaq or another national securities exchange; and, to the extent required by the rules of any such exchange, stockholder approval of the issuance of Western shares in the offer, which the executive officers and directors of Western have the voting power to approve.  The complete terms and conditions of the exchange offer are set forth in the registration statement and the other offering documents filed today by Western with the Securities and Exchange Commission.

The exchange offer is scheduled to expire at 5:00 p.m., New York City time, on Thursday, January 31, 2008, unless extended.

Morrow & Co., LLC is acting as Information Agent for the exchange offer.

This press release is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy any securities.  Any exchange offer will be made only through a registration statement and related materials.  In connection with the exchange offer, Western has filed a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission.  Investors and stockholders of ITEX are advised to read these disclosure materials (including other disclosure materials when they become available) carefully because they contain (and will contain) important information.  Investors and stockholders may obtain a free copy of the disclosure materials and other documents filed by Western with the Securities and Exchange Commission at the SEC’s website at www.sec.gov.  A free copy of the disclosure materials and other documents of Western may also be obtained from Western upon request by directing such request to the Information Agent, Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, E-mail:  offer.info@morrowco.com.  Banks and brokerage firms please call: (203) 658-9400.  Stockholders call toll free: (800) 607-0088.

About Western Sizzlin Corporation

Western Sizzlin Corporation is a holding company which owns a number of subsidiaries. Its most important business activity is conducted through Western Sizzlin Franchise Corporation, which franchises and operates 123 restaurants in 19 states. Financial decisions are centralized at the holding company level, and management of operating businesses is decentralized at the business unit level. Western’s prime objective is to maximize its intrinsic business value per share over the long term.  In fulfilling this objective, Western will engage in a number of diverse business activities to achieve above-average returns on capital in pursuit of maximizing the eventual net worth of its stockholders.

Forward-Looking Statements

This release contains forward-looking statements relating to Western Sizzlin Corporation’s exchange offer for all of the outstanding shares of ITEX Corporation common stock and Western’s expectations with regard to the proposed transaction.  These forward-looking statements are based on Western’s current intent, expectations, estimates and projections and are not guarantees of future performance.  These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them.  In addition, some factors are beyond Western’s control.  Factors that could cause actual results to differ materially from the statements made in this release include, among others: (i) the willingness of ITEX stockholders to tender their shares in the exchange offer and the number and timing of shares tendered; (ii) the satisfaction, or waiver by Western to the extent legally permissible, of all conditions to the exchange offer; (iii) Western’s and ITEX’s ability to receive any and all necessary approvals, including any necessary governmental or regulatory approvals; and (iv) other factors as described in filings with the Securities and Exchange Commission, including the factors discussed under the heading “Risk Factors” in Western’s prospectus included in its registration statement on Form S-4 as filed with the Securities and Exchange Commission on December 27, 2007.

Contact:

Robyn B. Mabe, Chief Financial Officer
Western Sizzlin Corporation
(540) 345-3195